Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 1, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cambridge Capital Acquisition Corporation
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed November 18, 2015
      File No. 001-36229

Dear Mr. Spirgel:

Based on discussions with the Staff, we hereby confirm that the attached change to the above-captioned Proxy Statement of Cambridge Capital Acquisition Corporation ("Company") shall be included in the Definitive Proxy Statement to be filed by the Company.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Gordon

The transaction took place in early 2015 and the 16.1x P/E multiple is based on the 2015 earnings expectations we derived.

Applying the Same multiple on the Ability's 2015 expected EBITDA yields the following result:

	Implied TV/2015 Expected net earnings
Deal implied multiples	16.1x
Ability's 2015 expected EBITDA	32.1 million
Implied value	**$516.8 million**

The implied value to Ability according to the NICE-Elbit transaction is $516.8 million. However, both NICE and Elbit are publicly traded company's therefore a discount for lack of marketability should be used when applying the multiple to the Ability's profit. The applied discount is usually around 20% in such cases, implying a total discounted value of approximately $414 million to Ability based on this transaction.

Prometheus noted that the total consideration the buyers in both tested transactions were willing to pay was probably somewhat higher that what a financial investor would be willing to pay due to possible synergies. However, the implied multiples are high enough to show that the Consideration paid for Ability was reasonable.

Based on the selected transaction multiples above, Ability's value was greater than the Implied Value ($208 million). The Consideration was therefore fair from a the financial point of view of Cambridge

Other Matters Relating to Prometheus' Opinion

Prometheus is an Israeli independent financial advisory firm, offering a broad range of valuation and consulting services, including fairness and solvency opinions, mergers and acquisitions due diligence services, financial reporting valuations, tax valuations, fixed asset and real estate consulting. Prometheus is regularly engaged in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions. Although Prometheus has never in the past, provided any services to Ability and Cambridge, in the ordinary course of its business, Prometheus may from time to time provide such services to Cambridge, Ability or Holdco. Prometheus is strictly an advisory firm with no investment banking activity. Prometheus was not requested to, nor did it participate in the negotiation or structuring of the merger. Prometheus was engaged by Cambridge solely to provide an opinion to Cambridge's Board of Directors and shall receive a fee as a result of the delivery of its opinion (the "Fee"). The Fee is immaterial in comparison to Prometheus' revenues (according to Israeli Securities Authority threshold). A portion of the Fee ($60,000) will be received only upon closing of the business combination, and should the business combination not take place, Prometheus will not be entitled to that portion of the Fee. In addition, Cambridge has agreed to indemnify Prometheus against certain liabilities arising out of the engagement with Cambridge.

Material Federal Income Tax Consequences of the Business Combination to Cambridge and Its Securityholders

General

The following section is a summary of the opinion of Graubard Miller, counsel to Cambridge, regarding material United States federal income tax consequences of the merger to holders of Cambridge common stock. This discussion addresses only those Cambridge security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code ("Code"), and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

- financial institutions;
- investors in pass-through entities;

of $92,000